Exhibit 12
FIRST BANCORP
COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except for ratios)
(Unaudited)

	Nine Months Ended September 30,				Years Ended December 31,
	2008		2007		2007		2006		2005		2004		2003
Including Interest on Deposits:
Earnings:
Income before income taxes	$27,168		25,768		34,960		30,725		32,919		30,532		30,034
Fixed charges	47,313		52,042		69,837		54,856		33,006		20,452		19,014
Total earnings	$74,481		77,810		104,797		85,581		65,925		50,984		49,048

Fixed charges:
Interest on deposits	$40,934		44,245		59,553		46,032		28,516		17,226		17,108
Interest on borrowings	6,161		7,482		9,886		8,400		4,085		2,838		1,676
Amortization of debt issuance costs	84		180		219		239		237		239		123
Interest portion of rental expense (1)	134		135		179		185		168		149		107
Total fixed charges	$47,313		52,042		69,837		54,856		33,006		20,452		19,014

Ratio of earnings to fixed charges, including interest on deposits	1.57	x	1.50	x	1.50	x	1.56	x	2.00	x	2.49	x	2.58	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$27,168		25,768		34,960		30,725		32,919		30,532		30,034
Fixed charges	6,379		7,797		10,284		8,824		4,490		3,226		1,906
Total earnings	$33,547		33,565		45,244		39,549		37,409		33,758		31,940

Fixed charges:
Interest on borrowings	$6,161		7,482		9,886		8,400		4,085		2,838		1,676
Amortization of debt issuance costs	84		180		219		239		237		239		123
Interest portion of rental expense (1)	134		135		179		185		168		149		107
Total fixed charges	$6,379		7,797		10,284		8,824		4,490		3,226		1,906

Ratio of earnings to fixed charges, excluding interest on deposits	5.26	x	4.30	x	4.40	x	4.48	x	8.33	x	10.46	x	16.76	x

(1)    Estimated to be one-third of rental expense.